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EXHIBIT 99.1(5)(e)

Spouse Term Rider (form R98-SPT)
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                  ANNUAL RENEWABLE AND CONVERTIBLE TERM RIDER

COVERED PERSON - As used in this rider, the term "Covered Person" means any of the persons covered under this rider on the Policy Date. Covered Persons may be deleted from or, with evidence of insurability, added to this rider. When this occurs, we will give you a revised Policy Specifications page.

BENEFIT AMOUNT - The Benefit Amount is shown on the Policy Specifications pages for each Covered Person. Any reduction in Benefit Amount for any year may require a reduction in Benefit Amounts for future years. Any decrease in the face amount of the policy to which this rider is attached may require a decrease in the Benefit Amounts under this rider. We will pay the Benefit Amount for this rider when we receive proof that the death of a Covered Person occurred while this rider was in force.

COST OF INSURANCE CHARGES - The Cost of Insurance Charges for this rider are calculated separately for each Covered Person. The monthly Mortality Charge for any Covered Person is equal to the product of the applicable monthly cost of insurance rate times the Benefit Amount for such Covered Person. The cost of insurance rates are based on a number of factors, including the Covered Person's attained Age and risk class and the duration of this rider. The current monthly cost of insurance rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Policy Specifications pages.

RENEWAL - Coverage under this rider will be automatically renewed for each Covered Person on each monthly payment date for which there is an applicable Guaranteed Maximum Monthly Cost of Insurance Rate shown on the Policy Specifications pages.

CONVERSION - While this rider is in force or upon termination of this policy by death of the Insured, the Benefit Amount for this rider may be converted to a new policy on any Covered Person's life at any time before such Covered Person becomes Age 65. This rider may be converted during the first two years it is in force regardless of the Covered Person's Age. The Covered Person's Benefit Amount for this rider will be cancelled on the new policy's issue date. The amount of insurance under the new policy will be the same as the Covered Person's Benefit Amount under this rider. A lower amount may be selected as long as it is not less than our regular minimum limit at the time of conversion. The new policy may be on the whole life or any higher premium plan we regularly issue at the time of conversion. It will be issued in the same underwriting class and contain the same restrictions, if any, as this rider. It will be issued at our published rates which apply at the Covered Person's Age on the new policy's issue date. Riders will not be included in the new policy without our consent at the time. If we are waiving charges for this rider at the Covered Person's Age 65, and if this rider is converted to a whole life policy in the manner described above, we will waive premiums under the new policy while total disability continues without interruption.

EFFECTIVE DATE - This rider is effective on the policy date unless otherwise stated. This rider will terminate:

 .  on your written request;
 . on lapse or termination of this policy; or . when the last person covered by this rider becomes Age 100.

GENERAL CONDITIONS - This rider is part of the policy to which it is attached. As applied to this rider, the periods stated in this policy's Incontestability and Suicide provisions will start with this rider's effective date. All terms of this policy which do not conflict with this rider's terms apply to this rider.

Signed for PACIFIC LIFE INSURANCE COMPANY at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

/s/ Thomas C. Sutton                        /s/ Audrey L. Milfs
Chairman and Chief Executive Officer             Secretary

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